

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 25, 2017

<u>Via E-mail</u>
Rami Tabet
Chief Executive Officer
Wishbone Pet Products Inc.
2857 Sherwood Heights Drive
Oakville, Ontario, Canada L6J 7J9

> **Re: Wishbone Pet Products Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed May 17, 2017**
> **File No. 333-183839**

Dear Mr. Tabet:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. This post-effective amendment was filed to update the financial information in your Form S-1, which last contained audited financial statements for the fiscal year ended April 30, 2015. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities between September 1, 2016 and the present.

2. Please provide updated financial statements, in accordance with Rule 8-08 of Regulation S-X, including an updated auditor's report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or Jay Ingram, Legal Branch Chief, at (202) 551-3391 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction